(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-50368

CUSIP NUMBER 00080S101

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:             N/A

PART I — REGISTRANT INFORMATION

ABX Air, Inc.
Full Name of Registrant

Former Name if Applicable

145 Hunter Drive
Address of Principal Executive Office (Street and Number)

Wilmington, OH 45177
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, within the prescribed time period because, during the preparation of the Form 10-Q, management of ABX Air, Inc. (the “Company”) determined that the classification of certain cash payments for capital expenditures had been improperly reported in its previously filed consolidated statements of cash flows for the year ended December 31, 2006 and for the three months ended March 31, 2007. Management needs additional time to correct the error in its previously filed financial statements prior to filing the Form 10-Q. The correction will not change the consolidated balance sheets or statements of earnings, including net income, earnings per share or stockholders’ equity for the aforementioned periods. The error and its correction are discussed in more detail in the Form 8-K to be filed by the Company on or before August 10, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Quint O. Turner	(937)	382-5591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

On August 9, 2007, the registrant announced its financial results for its second fiscal quarter ended June 30, 2007. A copy of the press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on August 9, 2007. The statement of earnings for the second fiscal quarter that are expected to be included in the Form 10-Q are expected to be consistent with the results of operations for the second quarter as set forth in the August 9, 2007 press release.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ABX Air, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2007	By:	/s/ Quint O. Turner
Quint O. Turner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with this form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).